# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU INC., CIK 0001413855
CUSIP: G3314G128
Title of class of securities: Class A ordinary share, par value $0.002 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 10/12/2026
Filed by CIK 0002079549
Persons authorized to receive notices and communications: Expansion Group Ltd, c/o Ileana Zhao, Room 407, Tower 2, Harbour Center, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569; Ileana Zhao, Room 407, Tower 2, Harbour Center, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569

## Reporting persons
- Expansion Group Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 10,250,013; shared voting power 0; sole dispositive power 10,250,013; shared dispositive power 0; aggregate amount beneficially owned 10,250,013 (16.76% of the class)
  Comment: Note to Row 7, 9, 11: Represents 13 Class A ordinary shares and 10,250,000 Class B ordinary shares directly held by Expansion Group Ltd, which is 100% owned by Ileana Zhao.
  
  Note to Row 13: The percentage calculation is based on 61,175,748 ordinary shares, including 50,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of October 12, 2026 according to the records of the Issuer.
- Ileana Zhao (CIK 0002079549): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 10,250,013; shared voting power 0; sole dispositive power 10,250,013; shared dispositive power 0; aggregate amount beneficially owned 10,250,013 (16.76% of the class)
  Comment: Note to Row 7, 9, 11: Represents 13 Class A ordinary shares and 10,250,000 Class B ordinary shares directly held by Expansion Group Ltd, which is 100% owned by Ileana Zhao.
  
  Note to Row 13: The percentage calculation is based on 61,175,748 ordinary shares, including 50,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of October 12, 2026 according to the records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.002 per share
Name of issuer: AIFU INC.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Comment:
This Amendment No. 3 to Schedule 13D (the "Amendment") amends and supplements the prior statement on Schedule 13D as filed on December 23, 2025 (the "Original 13D"), Amendment No. 1 to Schedule 13D as filed on January 13, 2026 and Amendment No. 2 to Schedule 13D as filed on September 28, 2026 (the Original 13D as amended and supplemented, the "Previous Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.002 per share (the "Class A Ordinary Shares") of AIFU Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Room 001, Build 10, Jinzhong Guobin Hui, 2nd Road, Qinyuan, Lihu Community, Xili Street, Nanshan District, Shenzhen, People's Republic of China.

Except as set forth below, all items of the Previous Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Previous Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment is being jointly filed by Expansion Group Ltd and Ileana Zhao (the "Reporting Persons").
Residence or business address:
The registered address of Expansion Group Ltd is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

The address of Ileana Zhao is Room 407, Tower 2, Harbour Center, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong
Present principal occupation or employment: Ileana Zhao serves as a Director of Expansion Group Ltd, which is a limited liability company without any substantive operations.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Expansion Group Ltd is an exempt company with limited liability incorporated under the laws of British Virgin Island. Ileana Zhao is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

Item 3 of the Previous Schedule 13D is hereby amended and supplemented in its entirety as follows:

Not applicable.

The transaction described in Item 5 involved an issuance of shares by the Issuer to certain third parties. The Reporting Persons were not parties to this transaction and did not provide any funds or other consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

Item 4 of the Previous Schedule 13D is hereby amended and supplemented to add the following:

This Amendment is filed to report that the Reporting Persons' aggregate percentage beneficial ownership and voting power in the Issuer were diluted as a result of the Issuer's issuance of shares as described in Item 5 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.

Item 5(a) of the Previous Schedule 13D is hereby amended and restated as follow:

The following table sets forth the aggregate beneficial ownership of the Reporting Persons after the Transaction defined below:

Pursuant to the current report of the Issuer on Form 6-K filed on October 13, 2026, the Issuer completed the issuance of 45,000,000 Class A ordinary shares to certain third parties ("Share Issuance") in relation to a private placement offering. The Reporting Persons did not acquire or dispose of any shares subsequent to the filing of the Previous Schedule 13D on September 28, 2026. The decrease in the Reporting Persons' aggregate beneficial ownership and their aggregate voting power was solely due to the increase in the total number of the Issuer's outstanding shares from the Share Issuance.

Expansion Group Ltd beneficially owns 13 Class A ordinary shares and 10,250,000 Class B ordinary shares of the Issuer, representing approximately 16.76% of the Issuer's total issued and outstanding ordinary shares and approximately 95.27% of the total voting power.

Expansion Group Ltd is 100% owned by Ileana Zhao. Consequently, Ileana Zhao may be deemed to beneficially own the Ordinary Shares held by Expansion Group Ltd.

The percentage calculation is based on 61,175,748 ordinary shares, including 50,925,748 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of October 12, 2026 according to the records of the Issuer.

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Previous Schedule 13D is hereby amended and restated as follow:

(i) On September 9, 2026, Expansion Group Ltd entered into a share subscription agreement (the "Agreement") with the Issuer , pursuant to which Expansion Group Ltd agreed to subscribe for 10,000,000 Class B ordinary shares of the Company (the "Shares", each "a Share"), at a price of US$0.002 per Share, which is the par value of the Class B ordinary share, for a total consideration of US$20,000 (the "Share Subscription"). The Share Subscription was completed on September 24, 2026.

Except for the Share Subscription, during the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares except as reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated October 14, 2026 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of Expansion Group Ltd (filed herewith)

## Signatures
- Expansion Group Ltd: /s/ Ileana Zhao, Ileana Zhao/Director (10/14/2026)
- Ileana Zhao: /s/ Ileana Zhao, Ileana Zhao (10/14/2026)